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             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                          FORM 11-K




(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

               For the fiscal year ended December 31, 1995

                             OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 1-170-2

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 AMOCO FOAM PRODUCTS COMPANY
                 CHIPPEWA FALLS SAVINGS PLAN

                   1500 West River Street
                Chippewa Falls, WI 54729-1954

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      AMOCO CORPORATION
                   200 East Randolph Drive
                   Chicago, Illinois 60601
                   Telephone 312-856-6111
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SIGNATURE

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                          AMOCO FOAM PRODUCTS COMPANY
                           CHIPPEWA FALLS SAVINGS PLAN

                          By: Norwest Bank Wisconsin, N.A.
                              Plan Trustee



Date:  June 14, 1996      By: Dale C. Luthy
                              Dale C. Luthy
                              Vice President, Trust Officer

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              REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of Amoco Foam Products Company

In our opinion, the accompanying statements of net assets available for benefits (with fund information) and the related statement of changes in net assets available for benefits
(with fund information) present fairly, in all material respects, the net assets available for benefits of the Amoco Foam Products Company Chippewa Falls Savings Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Amoco Foam Products Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits (with fund information) and statement of changes in net assets available for benefits (with fund information) is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP

Chicago, Illinois
June 14, 1996
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                 AMOCO FOAM PRODUCTS COMPANY
                 CHIPPEWA FALLS SAVINGS PLAN


       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                   (WITH FUND INFORMATION)

                                           December 31,
                                        1995        1994
Assets

Investments:
 Amoco Stock Fund                    $  185,434  $   92,096
 Equity Fund                            323,598     172,864
 Money Market Fund                      167,564     115,489
 Balanced Fund                          557,682     317,925
  Total investments                   1,234,278     698,374

  Total assets                        1,234,278     698,374

Liabilities                                   -           -

  Net assets available for benefits  $1,234,278  $  698,374



The   accompanying  notes  are  an  integral  part  of   these
statements.
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                 AMOCO FOAM PRODUCTS COMPANY
                 CHIPPEWA FALLS SAVINGS PLAN


  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   (WITH FUND INFORMATION)
            For the year ended December 31, 1995


                           Amoco              Money
                           Stock    Equity    Market    Balanced
                           Fund      Fund      Fund       Fund       Total


Additions of assets
 attributed to:
  Employee contributions $ 44,624  $ 75,835  $ 45,167   $146,705 $  312,331
  Employer contributions   11,878    20,986    13,538     42,874     89,276
  Realized gains on
    sales of investments       57     2,612        --      2,991      5,660
  Change in unrealized
    appreciation in fair
    value of investments   26,362    68,522        --     83,360    178,244
  Interest and dividends    5,018        20     8,264        113     13,415
  Interfund transfers
   (net)                   15,985     2,005     4,161    (22,151)        --

    Total additions       103,924   169,980    71,130    253,892    598,926

Deductions of assets
 attributed to:
  Distributions to
   participants            (9,178)  (18,051)  (17,862)   (12,043)   (57,134)
  Administrative
   expenses                (1,408)   (1,195)   (1,193)    (2,092)    (5,888)

    Total deductions      (10,586)  (19,246)  (19,055)   (14,135)   (63,022)

Net increase in plan
  assets during the year   93,338   150,734    52,075    239,757    535,904

Net assets available
  for plan benefits:

  Beginning of year        92,096   172,864   115,489    317,925    698,374

  End of year            $185,434  $323,598  $167,564   $557,682 $1,234,278


   The accompanying notes are an integral part of these statements.
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                  AMOCO FOAM PRODUCTS COMPANY
                  CHIPPEWA FALLS SAVINGS PLAN
          __________________________________________

                 NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan:

      Amoco Foam Products Company (the "Company") established the Amoco Foam Products Company Chippewa Falls Hourly Employee Savings Plan (the "Plan") effective January 1, 1993, pursuant to a collective bargaining agreement. Effective March 24, 1995, the name of the Plan was changed to the Amoco Foam
Products Company Chippewa Falls Savings Plan. The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both employee and Company contributions are held in a trust by an independent trustee for the benefit of
participating  employees.   Norwest Bank  Wisconsin,  N.A.  is  the
trustee of the Plan (the "Trustee"). The Company reserves the right to amend or terminate the Plan at any time. The Plan was amended during 1995 to change the Plan's name and change the priority of payout to first, the participant's surviving spouse, and if no surviving spouse exists, then the participant's estate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Under the Plan, participating employees can invest a total of 13 percent of pre-tax and/or after-tax earnings. The first three percent will be matched by the Company at a rate of $.50 for every $1.00 contributed by the employee. Company contributions are automatically invested in the same way as participants' contributions are invested.

      There were 223 participants in the Plan at December 31, 1995. Participants are fully vested in their contributed accounts. Vesting in Company contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions are used to decrease the Company contributions.

        Trustee    fees,   brokerage   commissions,    and    other
transaction  fees  and expenses related to the  Amoco  Stock  Fund, the Equity Fund, the Money Market Fund and the Balanced Fund are generally paid out of those respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those funds and certain other brokerage commissions and other fees and expenses incurred in connection with those investment elections. Administrative expenses are charged to the Plan in accordance with the terms of the Plan. Administrative expenses prior to October 1, 1995, were paid by the Company.
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           NOTES TO FINANCIAL STATEMENTS (continued)

       The contributions are invested in up to four savings options as determined by participants. The participant can direct the Trustee to invest in one or more of the following options: Amoco Stock Fund; Equity Fund; Money Market Fund; and Balanced Fund.


Amoco Stock Fund

       Amoco  Stock  Fund's  primary  investment  objective  is  to purchase shares of Amoco Corporation ("Amoco") common stock. Amounts not invested in Amoco stock are held as cash or are used to purchase short-term investments including short-term investment funds of the Trustee. Dividends paid on Amoco common stock held in the Amoco Stock Fund are used primarily to purchase additional shares of Amoco common stock or to meet the cash demands of the Amoco Stock Fund.

       The percentage of assets of the Amoco Stock Fund in investments other than Amoco Corporation common stock under normal circumstances is less than 5 percent. However, this figure may change as transactions are made and may be substantially higher or lower at a given time.

      Shares of common stock held in the fund and dividends and other distributions on common stock are not specifically allocated to participant accounts. Instead, each participant's investment in the Amoco Stock Fund is based on the proportion of his or her investment in the fund to all Plan participants. The manager of the Amoco Stock Fund is Norwest Bank Wisconsin, N.A.

Equity Fund

      Amounts invested in the Equity Fund are placed in the Norwest Advantage Mutual Funds' Index Fund, a mutual fund managed by Norwest Investment Management ("Norwest"), a part of Norwest Bank Minnesota N.A. The goal of the fund is to create a portfolio of stocks that duplicates the Standard &
Poor's ("S&P") 500 Index return with minimum deviations. The portfolio strategy provides for the purchase of stocks representing over 96 percent of the pro rata weighted market values of the S&P 500 Index. As of December 31, 1995, the
Equity  Fund  represented  96 percent  of  the  pro  rata  weighted market values of the S&P 500 Index. In order to reduce costs, transactions are made only to reproduce the composition of the index, to invest cash received from dividends or buyouts, to invest additions to the fund and to raise cash for withdrawals.
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           NOTES TO FINANCIAL STATEMENTS (continued)

Money Market Fund

      Amounts invested in the Money Market Fund are used to purchase units of the Norwest Short-Term Investment Fund, a bank collective fund managed by Norwest. The manager's goal is to select a portfolio of maturities that offers a rate of return higher than 90-day U.S. Treasury bills. Assets of the Norwest Short-Term Investment Fund are held in cash or short-term securities, bonds, notes, shares of money market mutual funds, domestic and foreign bank deposits, bankers acceptances, repurchase agreements, and floating rates or put issues. The portfolio guidelines state that no more than 20 percent of the fund will be held in instruments maturing in 91 days or more. For added liquidity, at least 20 percent of the fund must mature or become available on demand each day. The fund manager is responsible for purchasing the selection of securities for the fund.

Balanced Fund

       Amounts invested in the Balanced Fund are used to purchase shares of the Norwest Advantage Mutual Funds' Growth
Balanced Fund. The goal of the Balanced Fund is to provide the investor with capital appreciation through quality equity securities and to moderate risk by holding intermediate maturity bonds. The fund's strategic asset allocation goal is 65 percent invested in equity securities and 35 percent invested in bonds. The adviser, Norwest, can change the allocation by as much as 15 percentage points.

      The equity securities portion of the fund emphasizes long term capital appreciation while attempting to minimize return volatility. Five distinct equity styles, advised by Norwest and sub-advisers, Peregrine Capital Management and Schroder Capital Management, are used to insure that the portfolio is diversified. In addition, no single equity security can compose more than six percent of the equity security portion of the portfolio.

      The second component of the fund is intermediate bonds. Norwest and Peregrine Capital Management, as sub-adviser, manage this portion of the fund and seeks to offer a return greater than the Shearson Lehman Intermediate Government and Corporate Bond Index.
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           NOTES TO FINANCIAL STATEMENTS (continued)

2.   Summary of Significant Accounting Policies:

Method of Accounting

      The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation

      All investments of the funds are stated at fair value as determined by quoted market prices. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds, or market value, to the average cost (see Note 4).


3.   Investments:

       The  composition  of  various  savings  plan  funds  as   of
December 31, 1995 and 1994 was as follows:

                                               December   31,

                                           1995       1994
Amoco Stock Fund
 Amoco Corporation common stock,
  at market value;                      $  185,400  $ 90,757
  2,593 and 1,535 shares,
  respectively (cost -- $155,765
  and $87,385, respectively)
 Cash equivalents                               21       497
 Interest, dividends and other
  receivables                                   13       842
     Total                                 185,434    92,096

Equity Fund
 Norwest Advantage Mutual Funds'
  Index Fund, at market value;             323,585   170,056
  11,243 and 7,866 shares,
  respectively (cost -- $261,894
  and $171,265, respectively)
 Cash equivalents                               --       934
 Interest, dividends and other
   receivables                                  13     1,874
     Total                                 323,598   172,864
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           NOTES TO FINANCIAL STATEMENTS (continued)

                                             December 31,
                                           1995       1994
Money Market Fund
 Norwest Short-Term Investment
  Fund, at market value;                   166,798   113,266
  166,798 and 113,266 units,
  respectively (cost approximates
  market)
 Cash equivalents                               --       613
 Interest, dividends and other
  receivables                                  766     1,610
     Total                                 167,564   115,489

Balanced Fund
 Norwest Advantage Mutual Funds'
  Growth Balanced Fund, at market          557,654   313,002
value;
  26,144 and 17,525 shares,
  respectively (cost -- $491,265
  and $314,285, respectively)
 Cash equivalents                               --     1,475
 Interest, dividends and other
   receivables                                  28     3,448
     Total                                 557,682   317,925
     Total investments                  $1,234,278  $698,374


4.   Sales, Redemptions, and Distributions of Securities:

     The aggregate of income realized from sales, redemptions, and distributions of securities in participants' accounts for the year ended December 31, 1995, was as follows:

                                     Average     Gains
                     Proceeds         Cost      Realized
Amoco Stock Fund    $    1,174     $    1,117  $      57
Equity Fund             20,433         17,821      2,612
Balanced Fund           41,680         38,689      2,991
  Total             $   63,287     $   57,627  $   5,660

     Average cost is calculated as the weighted average of the fair value of the disposed securities at the beginning of the year or acquisition cost if acquired during the year.

5.   Taxes:

      The Company and the Trustee believe that the Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that the related Trust is exempt from Federal income taxes under Section 501(a) of the Code. The Company amended the Plan during 1995 as described in Note 1. The
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           NOTES TO FINANCIAL STATEMENTS (continued)

Company reserves the right to amend, modify or terminate the Plan at any time in accordance with ERISA. The Company also reserves the right to make any amendment necessary to maintain the qualification of the Plan and Trust.

      Under current Federal tax law, it is expected that a participant will not be subject to income taxes on amounts contributed by the Company or on income accrued to the participant's account until part or all of the participant's account is withdrawn or distributed. Gains and losses on the sale of securities within a participant's account are not reportable for income tax purposes unless withdrawn.

6.   Unrealized Appreciation on Investments:

      Unrealized appreciation on investments at December 31, 1995, amounted to $178,244 and has been reflected in the statement of changes in net assets available for benefits (with fund information) for the period. Such amounts were computed in a manner similar to that discussed in Note 4 for computing realized income from sales, redemptions and distributions to securities.

7.   Withdrawals and Forfeitures:

      Distributions to participants are reported at market value at the date of distribution. For the year ended December 31, 1995, the balance of participants' accounts withdrawn totaled $57,212. Disbursements in cash in settlement of such accounts amounted to $57,134. The difference of $78 represented the total amount of the Company's contributions forfeited during the period.